

Mail Stop 4631

September 8, 2009

Mr. Robert D. Koney, Jr.
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

      RE: Solo Cup Company
             Form 10-K for the fiscal year ended December 28, 2008
             Filed March 16, 2009
             File #333-116843

Dear Mr. Koney:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
General

1. We note that you have identified several factors that have contributed to changes in your gross profit such as raw material costs, volume, pricing and mix. Please revise future filings to quantify the impact of these factors where practicable.

Income tax provision (benefit), page 17

2. With a view towards future disclosure, please clarify for us why the income tax benefit you recognized in 2007 includes the impact from the sale of discontinued operations. Please tell us what consideration you gave to including this amount is your loss from discontinued operations. In addition, please revise future filings to include a more specific and comprehensive discussion of the underlying drivers that led to changes in your valuation allowance.

Critical Accounting Estimates, page 24
Income taxes, page 25

3. Tell us and revise future filings to disclose the basis for your determination that deferred tax assets will be realized in the future. Please enhance your future disclosures by identifying the positive and negative evidence you consider besides the internal sales forecasts and pre-tax earnings estimates when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Consolidated Statements of Cash Flows, page 33

4. Please tell us how you determined it was appropriate to include proceeds from the sale of discontinued operations in investing activities from continuing operations.

Note 2. Summary of Significant Accounting Policies, page 34
(i) Goodwill and Other Intangible Assets, page 35

5. We note that an impairment of your goodwill balance could have a significant impact on your operating results. In the interest of providing investors with better insight into management's judgments in assessing goodwill, please disclose the following in future filings:

    *   How you have considered losses in your Europe reporting unit in your impairment analysis.
    *   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable an investor to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
    *   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
- Quantitative information regarding any significant known trends.
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.

Please supplementally provide us your proposed expanded disclosures.

(l) Impairment of Long-lived Assets, page 36

6. Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses for long-lived assets and intangibles. Reference SFAS 144. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Also, please disclose assets held for sale and the remaining carrying value of any impaired assets at each reporting date.

Note 23. Guarantors, page 65

7. As required by Rule 3-10 of Regulation S-X, please revise future filings to clarify that the guarantors are 100% owned by the parent.

8. We note that you have identified Solo Delaware as a guarantor and have provided a column for Solo Delaware separate from your other guarantor subsidiaries. Please explain your basis for this presentation. In this regard, please identify the issuer of your 8.5% Senior Subordinated Notes and explain which exception to the general rule set forth in Rule 3-10(a)(1) that you are relying on. Refer to Rule 3-10(a)(2). Address the fact that based on the information included in Form S-4 it appears that Solo Delaware is the issuer of your Notes and Solo Illinois is one of your guarantors.

Form 10-Q for the period ended June 28, 2009

Liquidity and Capital Resources, page 24

9. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual

amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

10. Please revise future filings to include a specific and comprehensive discussion regarding the default provisions under your current debt arrangements. In this regard, please disclose the financial covenants for which non-compliance could lead to acceleration of your debt payments and what, if any, grace periods may be available to you.

Income Taxes, page 8

11. Please provide us with a specific and comprehensive discussion regarding how you determined that your adjustment to correct an error in your previously reported deferred tax liabilities was immaterial to your financial statements for the period ended March 28, 2009. Reference SAB 99.

Item 4T. Controls and Procedures, page 30

12. We note your disclosure here and in your Form 10-Q for the period ended March 29, 2009 that your certifying officers concluded that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis information required to be disclosed by the Company in the reports that it files under the Exchange Act. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief